Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-269439
PROSPECTUS SUPPLEMENT NO.2 (to Prospectus dated May 10, 2023)

Moolec Science SA

11,110,000 ORDINARY SHARES and
35,818,285 ORDINARY SHARES
Offered by Selling Securityholders

____________________

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-269439).

This Prospectus Supplement No. 2 is being filed to amend the Selling Securityholder information set forth in the Prospectus as set forth on Annex A attached hereto.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “MLEC”. On July 17, 2023, the closing sale price of our Ordinary Shares was $3.39.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 22 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 18, 2023.

ANNEX A

AMENDMENT TO SELLING SECURITYHOLDER INFORMATION

This Prospectus Supplement No. 2 is being filed in connection with certain changes to the selling securityholder information as set forth in the Prospectus dated May 10, 2023 (as supplemented to date, the “Prospectus”) resulting from the transfer by LightJump One Founders, LLC (the “Sponsor”) of 571,962 Ordinary Shares to the Company and, subsequently, from the Company to EarlyBirdCapital, Inc. (“EarlyBird”). Consequently, the selling securityholders table (the “Selling Securityholders Table”) appearing under the heading “Selling Securityholders” in the Prospectus is hereby amended and supplemented by amending the number of Ordinary Shares held by the Sponsor and EarlyBird in the Selling Securityholders Table, including footnotes (11) and (14) thereto.

The following table sets forth, as of July 17, 2023, the names of the Selling Securityholders the aggregate number of Ordinary Shares beneficially owned, and the aggregate number of Ordinary Shares that the Selling Securityholders may offer pursuant to this prospectus. We have based percentage ownership on 37,560,249 Ordinary Shares outstanding or subscribed for as of December 30, 2022, without taking into account the number of Ordinary Shares that may be issued upon exercise of the Warrants.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Ordinary Shares. As such, we are unable to declare the number of Ordinary Shares that the Selling Securityholders will retain after any such sale. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Ordinary Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of Ordinary Shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

	Securities Beneficially Owned prior to this Offering		Maximum Number of Securities to be Sold in this Offering	Securities Beneficially Owned after this Offering
Name of Selling Securityholder	Ordinary Shares	Percentage(1)	Ordinary Shares	Ordinary Shares	Percentage(1)
BG Farming Technologies Limited(2)(5)	14,570,000	38.79%	14,570,000
Union Group Ventures Ltd.(3)(6)	15,170,828	40.39%	15,170,828
Bioceres Crop Solutions Corp.(7)	1,860,000	4.95%	1,860,000
Bioceres Group PLC(8)	600,828	1.60%	600,828
Theo I SCSp(9)	196,695	*	196,695
José Lopez Lecube(10)	232,523	*	232,523
LightJump One Founders, LLC(4)(11)	1,330,805	3.54%	1,330,805
Serenity Traders Limited(12)	65,565	*	65,565
UG Holdings, LLC(13)	1,035,000	2.76%	1,035,000
EarlyBirdCapital Inc.(14)	666,041	1.77%	666,041
David Nussbaum(14)	20,000	*	20,000
Steven Levine(14)	20,000	*	20,000
Mike Powell(14)	6,000	*	6,000
Mauro Conijeski(14)	2,000	*	2,000
Amy Kaufmann(14)	1,500	*	1,500
Marc Van Tricht(14)	12,000	*	12,000

	Securities Beneficially Owned prior to this Offering		Maximum Number of Securities to be Sold in this Offering	Securities Beneficially Owned after this Offering
Name of Selling Securityholder	Ordinary Shares	Percentage(1)	Ordinary Shares	Ordinary Shares	Percentage(1)
Joe Mongiello(14)	1,000	*	1,000
Jillian Carter(14)	2,000	*	2,000
Ed Kovary(14)	10,000	*	10,000
Jacqueline Chang(14)	1,500	*	1,500
Robert Gladstone(14)	2,000	*	2,000
Coleen McGlynn(14)	1,500	*	1,500
Mark Cangemi(14)	500	*	500
Gleeson Cox(14)	1,500	*	1,500
Tracy Fezza(14)	1,500	*	1,500
Gregory Stoupnitzky(14)	3,000	*	3,000
Doug Rogers(14)	2,000	*	2,000
Eileen Moore(14)	2,000	*	2,000

Notes:—

*	Less than one percent of outstanding Ordinary Shares.
(1)	Percentages are based on 37,560,249 Ordinary Shares outstanding or subscribed for as of December 30, 2022, without taking into account the number of Ordinary Shares that may be issued upon exercise of the Warrants.
(2)	The business address of BG Farming Technologies Ltd. is Innovation Centre, Gallows Hill, Warwick, England, CV34 6UW. The Biotech Company LLC, an entity controlled by Mr. Paladini, is the beneficial owner of 20% of BG Farming Technologies Ltd. and Theo is the beneficial owner of 80% of BG Farming Technologies Ltd.

(3)	The business address of UGVL Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. UGVL is an entity controlled by Mr. Juan Sartori. The business address of Mr. Sartori is Avenue D’Ostende 15/17, Monaco 98000.
(4)	Represents securities held by LightJump One Founders, LLC, our sponsor, of which Robert M. Bennett is the managing member. Accordingly, all securities held by LightJump One Founders, LLC may ultimately be deemed to be beneficially held by Mr. Bennett. The business address of Mr. Bennett is c/o LightJump One Founders, LLC 14755 Preston Road, Suite 520 Dallas, TX 75254. LightJump One Founders, LLC (a) acquired 1,902,767 Ordinary Shares being offered for resale under this registration statement for a purchase price of $0.00 per share, and (b) acquired 4,210,000 Private Warrants for a purchase price of $1.00 per warrant.
(5)	BG Farming Technologies Limited acquired 14,570,000 shares for a purchase price of approximately $0.16 per share.
(6)	Union Group Ventures Ltd. (a) acquired 14,570,000 shares for a purchase price of approximately $0.16 per share, (b) acquired 200,276 shares from the Sponsor pursuant to the Backstop Agreement, and (c) acquired 400,552 shares for a purchase price of $6.67 funded to the Company pursuant to the Backstop Agreement.
(7)	The business address of Bioceres Crop Solutions Corp. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Bioceres Crop Solutions Corp. acquired 1,860,000 shares for a purchase price of approximately $1.61 per share.
(8)	The business address of Bioceres Group PLC is Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH. Bioceres Group PLC acquired 600,828 shares for a purchase price of $10.00 per share.
(9)	The business address of Theo I SCSp is 30 boulevard Royal, L-2449 Luxembourg. Theo I SCSp (a) acquired 196,695 shares pursuant to the SAFE for a purchase price of approximately $7.63 per share, (b) acquired 200,276 shares from the Sponsor pursuant to the Backstop Agreement, and (c) acquired 400,552 shares for a purchase price of $6.67 funded to the Company pursuant to the Backstop Agreement.
(10)	The business address of José Lopez Lecube is Intendente Becco 2380, Dpto. 32, Béccar, B1643, Provincia de Buenos Aires, Argentina. José Lopez Lecube acquired 232,523 shares in consideration for employment, pursuant to his employment agreement, for a purchase price of $0.00.
(11)	The total amount of 1,330,805 Ordinary Shares being registered for resale by the Sponsor pursuant to this registration statement does not include: (i) the 64,079 Ordinary Shares transferred on behalf of the Company to EarlyBird pursuant to the settlement between the Company and EarlyBird, on March 15, 2023, and (ii) the 571,962 Ordinary Shares transferred by the Sponsor to the Company and, subsequently, from the Company to EarlyBird, on July 11, 2023, in accordance with the EarlyBird Amendment and the settlement between the Company and EarlyBird. The 64,079 Ordinary Shares were registered for resale by EarlyBird pursuant to the original prospectus on May 10, 2023 and the 571,962 Ordinary Shares are being registered for resale by EarlyBird pursuant to this Prospecuts Supplement No. 2. In addition, the Sponsor agreed to transfer 47,602 Ordinary Shares to the Company to cover certain legal expenses. For the avoidance of doubt, this registration statement does not register the resale of 47,602 Ordinary Shares to be transferred to Company. See “Recent Developments — Business Combination.”
(12)	The business address of Serenity Traders Limited is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Serenity Traders Limited acquired 65,565 shares for a purchase price of $7.63 per share pursuant to the SAFE.
(13)	The business address of UG Holdings, LLC is 251 Little Falls Drive, Wilmington, New Castle, DE 19808. UG Holdings, LLC acquired 1,035,000 shares for a purchase price of $0.00 per share.
(14)	The business address of EarlyBirdCapital Inc and its related parties is One Huntington Quadrangle, 1C15, Melville, NY 11747. EarlyBirdCapital Inc and its related parties acquired 120,000 shares for nominal consideration of $0.00 per share accounted for as offering cost, on March 15, 2023, acquired 64,079 shares for consideration of $5.462 per share and, on July 11, 2023, acquired 571,962 shares for consideration of $3.50 per share, pursuant to the settlement between the Company and EarlyBird. See “Recent Developments — Business Combination.”

3